Exhibit 15.2

Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charge +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charge/(reversal)

EBITDA is a non-IFRS alternative performance measure.

	For the year ended December 31,
Millions of U.S. dollars	2023	2022	2021
Net income	3,958	2,549	1,053
Income tax charge	675	617	189
Equity in earnings of non-consolidated companies	(95)	(209)	(513)
Financial results	(221)	6	(23)
Depreciation and amortization	549	608	595
Impairment charge	-	77	57
EBITDA	4,865	3,648	1,359

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

	At December 31,
Millions of U.S. dollars	2023	2022	2021
Cash and cash equivalents	1,638	1,092	318
Other current investments	1,970	438	398
Non-current investments	398	114	313
Derivatives hedging borrowings and investments	-	6	2
Current borrowings	(535)	(682)	(220)
Non-current borrowings	(48)	(46)	(111)
Net cash position	3,422	921	700

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the year 2023 amounted to $4,395 million.

	For the year ended December 31,
Millions of U.S. dollars	2023	2022	2021
Net cash provided by operating activities	4,395	1,167	119
Capital expenditures	(619)	(378)	(240)
Free cash flow	3,776	789	(120)